SNIPP INTERACTIVE INC.

Quarterly Report to Shareholders for the Three Months Ended March 31, 2016

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE THREE MONTHS ENDED MARCH 31, 2016

Dated: May 30, 2016

Management’s Responsibility for Financial Reporting

The accompanying financial statements have been prepared by management and are in accordance with International Financial Reporting Standards (“IFRS”). Other information contained in this document has also been prepared by management and is consistent with the data contained in the consolidated financial statements.

The Company’s certifying officers, based on their knowledge, having exercised reasonable diligence, are also responsible to ensure that these interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by these interim filings, and these interim consolidated financial statements together with the other financial information included in these interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the Company, as of the date of and for the periods presented in these interim filings.

The board of directors (the “Board”) approves the consolidated financial statements and ensures that management has discharged its financial responsibilities. The Board’s review is accomplished principally through the Audit Committee, which meets quarterly to review all financial reports, prior to filing. The Audit Committee consists of Ram Ramkumar, Conrad Swanson, Michael Cannata and Susan Doniz. Mr. Ramkumar, Mr. Swanson, Mr. Cannata and Ms. Doniz are independent directors. Consequently, the entire Audit Committee is independent.

This report contains forward-looking statements, which are subject to risks and uncertainties that could cause our actual results to differ materially from the forward-looking statements. Consequently, readers should not place any undue reliance on such forward-looking statements. Forward-looking statements include, but are not limited to, our expectations regarding:

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General economic conditions and market trends and their anticipated effects on our business;

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Our future sales initiatives;

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Our future revenue growth; and

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Our liquidity and capital resources available to us to fund our ongoing operations.

For additional information related to forward-looking statements and material risks associated with them, refer to the section of this report entitled “CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS”.

Description of Business and Overall Performance

Snipp Interactive Inc. (the “Company” or “Snipp”) was incorporated under the Business Corporations Act (British Columbia) on January 21, 2010, and its business is to provide a full suite of mobile marketing, rebates and loyalty solutions in the US, Canada and internationally.

Snipp’s incentive marketing technology platform enables brands and retailers to drive customer engagement and purchase. Its solutions include loyalty, rebates, promotions, rewards and data analytics. While the Company until recently was predominantly based in the US, it has expanded its presence to Canada, Ireland, United Kingdom, Switzerland, the Middle East and India. It maintains an active presence with a sales office in each of these markets to service both its international clientele and develop local clients. The Company has grown successfully both organically and via acquisitions to one hundred and twenty-five full-time employees spread globally across its main hub offices in Vancouver, Milwaukee, Dallas, Washington DC, Toronto, Cork (Ireland) and Mumbai (India).

Currently the Company offers clients six main solution suites:

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Purchase Promotions / Receipt Processing: The Company’s unique SnippCheck mobile receipt processing solution allows brands to execute customized purchase-based promotions. It supports any qualification criteria, and works across all retailers and all devices. The company also has made available API Licensing for clients to incorporate into their own Apps and/or web ecosystems.

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Loyalty Programs: The Company’s white-label loyalty platform allows clients to deploy anything from simple punch-card programs to sophisticated, full-fledged points-based loyalty programs with rewards stores attached. In particular, the Company is focused on the emerging space of multi-channel brand loyalty programs, wherein the combination of its Receipt Processing engine and its enterprise loyalty platform allows it to target consumer packaged goods (CPGs) and other multichannel brands that have historically found it very difficult to do such programs.

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Mobile Promotions and Contests: A turnkey contesting platform that provides a full range of mobile-based contests, from simple sweepstakes to instant win programs to tiered, multi-level games.

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Reward Solutions: With the purchase of Hip Digital Media, the Company now has a robust digital rewards platform that can be used by clients either in conjunction with other Snipp solutions or in standalone programs. The Company is actively working towards fleshing out its portfolio of rewards and adding new reward categories.

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Rebate Solutions: The Company’s “smarter rebates” solutions platform that allows end-customers to qualify for their rebates via mobile devices and receive their rebate checks electronically via a multitude of different options. Clients benefit via lower processing costs, increased transparency, better customer experiences and enhanced data capture.

•

Data Analytics: The Company provides clients with further analytics based on the data it collects from customers as part of the promotions and programs launched on its platform.

The Company’s clients are primarily advertising agencies, brands and related marketing and promotions agencies looking to create programs to engage their customers and drive sales. In addition to the solutions listed above, the Company delivers end-to-end services including comprehensive advice in conceptualizing promotion marketing programs, rapid and flexible deployment based on the Company’s technology platforms and tracking & analysis of customer data.

Going forward, the Company aims to scale its business in the client segments in which it has successfully operated to date by focusing on further productizing and improving its suite of promotions solutions, and offering those solutions to customers directly. There are four main focus areas for the Company going forward: purchase-based promotions, loyalty programs, rebates and data analytics (which can be leveraged by clients to further optimize their media and promotions spend). Snipp will also actively develop indirect sales channels through partnerships in select industry verticals and regions in North America and internationally. Finally, the Company plans to take an active part in shaping the dynamic promotions industry and to enhance its technology offering and market position through various forms of strategic partnering and merger & acquisition activity.

Non-GAAP Measures

Snipp uses certain performance measures throughout this document that are not recognizable under Canadian generally accepted accounting principles or IFRS ("GAAP"). These performance measures include Gross Margin (“Margin”). Management believes that these measures provide supplemental financial information that is useful in the evaluation of the Company's operations. Investors should be cautioned, however, that these measures should not be construed as alternatives to measures determined in accordance with GAAP and IFRS as an indicator of Snipp's performance. The Company's method of calculating these measures may differ from that of other organizations, and accordingly, these may not be comparable.

Gross Margin

Snipp defines Gross Margin / Margin as revenue less campaign infrastructure. The Company's calculation of Gross Margin is not a financial measure that is recognized under GAAP. Investors should be cautioned that the Company's defined Gross Margin should not be construed as an alternative measure to other measures determined in accordance with GAAP.

Results for the Three Months Ended March 31, 2016 and 2015:

Q1 represented a very successful quarter for the company as it moved towards more long term contract sales. Sales Bookings defined as contracts signed by the company but not yet executed and hence not yet recognized as revenue, were $4.5MM in comparison to $0.8MM in 2015 for the same period, a growth of 462%. The company estimates that based on new bookings made in the recently concluded quarter and previous bookings from 2015, it is guaranteed over US $6.0MM in revenue for 2016 which is half of the 2015 full year revenue (US $11.9 MM). The 2016 Revenue number will increase as the current pipeline converts into new bookings over the next three quarters.  The margin on this revenue is estimated to be at 70% or higher. The current bookings backlog stands at US $6.41MM. The associated revenue will be recognized through 2017 reflecting the health of the company. Bookings get translated into revenues based on IFRS principles and the bookings backlog reflects how revenues in future quarters are steadily being booked today.

For Q1 2016 Snipp had revenues of $2,107,430 during the first quarter ended March 31,(Q1 2016) compared to $3,705,800 during the first quarter ended March 31, 2015 (Q1 2015). Margin in Q1 2016 was 75% versus 4% in the comparable period. This represents an improvement of 1875% and, a preview of the kind of high margin business we expect in the future. The revenue decline in Q1 2016 is a result of our transition from a reliance on one off campaign and rewards revenue to larger valued long term revenues that get recognized over the period of the contract. With much of our new business consisting of longer-term Loyalty and API solutions, we expect the Sales Booking number to be a better metric of the health of the business as opposed to a year on year comparison. In 2014, 90%+ of our business was one-off promotion campaigns and reward revenues that ran for 12 weeks or less. In Q1 about 55% of our forward bookings were of the Loyalty and API type that reflect longer term contracts at higher margins

Snipp’s revenue mix consists primarily of Promotions and Rewards, API Licensing and Loyalty. Historically in prior periods, Snipp’s revenue consisted solely of Promotions and Rewards which are short-term and non-recurring. Recently Snipp has been focused on long-term recurring revenue through API Licensing and Loyalty contracts that involve service periods of multiple years that can then be renewed for additional annual terms.

During the three months ended March 31, 2016 the Company incurred operating costs of $5,141,408 which included non-cash operating costs totaling $572,748 comprised of stock-based compensation, depreciation and amortization. During the three months ended March 31, 2015, the Company incurred operating costs of $4,938,697 which included non-cash operating costs totaling $288,544 comprised of stock-based compensation, depreciation and amortization. Through streamlining and strategic integration of its two acquisitions from 2015, Snipp has already significantly reduced its cost base from the totals shown above. This streamlining and integration plan was designed to reduce costs by over US$2.5 million on an annualized basis and has resulted in a reduction in force of Snipp’s global workforce of nearly 20%, consolidation of three engineering teams into one team and further operational cost reductions across all departmental functions to more closely align costs to Snipp’s changing sales mix.

The “net loss before interest income, foreign exchange, change in fair value of derivative liability, change in fair value of acquisition consideration payable in equity” for the three months ended March 31, 2016 amounted to $3,033,978 compared to $1,232,897 for the three months ended March 31, 2015.

The net loss for the three months ended March 31, 2016 amounted to $2,838,790 or $0.03 per share compared to net income of $201,816 or $0.00 per share for the three months ended March 31, 2015. In Q1 2015 there was a large non-cash gain from the change in fair value of derivative liability. The net loss for the quarter ended March 31, 2016 is mainly attributed to the increased salaries and compensation to drive future growth.

Salaries and compensation represent amounts paid to the Company’s management and all consultants and employees. During the first quarter of fiscal 2016 the Company incurred $3,354,865 in salaries and compensation expense compared to $726,478 incurred during the first quarter of fiscal 2015.  Quarterly changes in salaries and compensation expenses have been due to the Company hiring new employees and opening new offices globally in order to be able to execute on the new business opportunities that the company is seeing. In addition, the Company incorporated new staff as a result of the acquisition of Hip Digital in the second quarter of 2015.

General and administrative costs were $385,671 in the first quarter of fiscal 2016 compared to $144,543 incurred during the first quarter of fiscal 2015. Given the increase in demand the Company has seen along with the recent acquisition of Hip Digital, the increase in general and administrative costs is attributable to building Snipp’s organization and presence in key markets and the higher general and administrative costs associated with operating a larger organization. The Company still remains committed to its strategy of maintaining a cost advantage and keeping overhead as low as possible. To the extent possible, the Company continues to operate in low-cost offices (e.g. Ireland, India, Milwaukee, Dallas, Vancouver) and Management believes that relative to its size, the Company’s staff spend remains lower than the industry average.

Outsourced software development costs were $nil during the three months ended March 31, 2016 compared to $38,535 incurred during the three months ended March 31, 2015. As the Company has hired additional internal software developers over the past year the need for outsourced software development to support the Company’s operations has decreased. Campaign infrastructure costs were $524,956 during the first quarter of fiscal 2016 compared to $3,558,647 incurred during the first quarter of fiscal 2015. These costs are associated with maintaining the Company’s short code for mobile messaging services, cellular network usage, costs of rewards and third party campaign components required to support client campaigns.

Professional fees and travel costs were $124,601 and $105,359, respectively, during the three months ended March 31, 2016 compared to $90,814 and $51,264, respectively, incurred during the three months ended March 31, 2015. Professional fees relate to legal and accounting services provided to the Company. Travel costs vary from period to period depending on travel required to support operations or in evaluating potential business opportunities.

Marketing and investor relations expenses of $73,208 were incurred during the three months ended March 31, 2016 compared to $39,872 incurred during the three months ended March 31, 2015. The Company recognized amortization expense of $92,342 and depreciation expense of $11,249 during the first quarter of fiscal 2016 corresponding to the amortization of intangible assets and depreciation of equipment. During the first quarter of fiscal 2015 the Company recognized amortization expense of $24,078 and depreciation expense of $2,294.

The Company granted stock options to directors, officers, consultants and employees during the period ended March 31, 2016 and also during the year ended December 31, 2015. Stock-based compensation expense of $469,157 was incurred during the three months ended March 31, 2016 compared to $262,172 incurred during the three months ended March 31, 2015 and represents the non-cash vested portion of these stock option grants as some options were granted in prior quarters but have vesting spread over current and future quarters.

Other non-operating items during the first quarter of fiscal 2016 include interest income of $2,379, foreign exchange loss of $36,649, a gain of $31,834 from the change in the fair value of derivative liability and a gain of $197,624 from the change in fair value of acquisition consideration payable in equity. This compares to other non-operating items during the first quarter of fiscal 2015 that included interest income of $15,516 and a gain of $1,419,197 from the change in the fair value of derivative liability. Interest income is earned on our cash held in cashable guaranteed investment certificates. Foreign exchange gain/loss corresponds to transactions within our consolidated group that are based in other currencies and where the changes in the exchange rate of these currencies versus the US dollar results in gains or losses. The gain/loss related to derivative liability is non-cash and is recognized due to the exercise price of the Company’s share purchase warrants fixed in Canadian dollars while the functional currency of the Company is the U.S. dollar. The warrants are considered a derivative as a variable amount of cash in the Company’s functional currency will be received on exercise and accordingly a variable number of shares would be issued. Consequently, the Company’s share purchase warrants are classified and accounted for as a derivative liability at fair value through profit and loss. The fair value of the warrants was determined using the Black Scholes option-pricing model. This derivative liability is not related to any debt instrument of any kind and does not affect the operations of the business in any way. The gain/loss from change in fair value of acquisition consideration payable in equity is non-cash and is recognized due to the Company’s fluctuating share price at each quarter end and the associated acquisition performance shares issuable per the terms of the acquisition of Hip Digital.

Selected Annual Financial Information

	For the Year Ended December 31, 2015	For the Year Ended December 31, 2014	For the Year Ended December 31, 2013
Total revenues	11,890,231	3,562,045	870,420
Income (loss) before taxes, discontinued operations and extraordinary items:
(i) total for the year	(3,118,001)	(2,564,866)	75,597
(ii) per share	(0.03)	(0.04)	0.00
Net income (loss):
(i) total for the year	(3,118,001)	(2,564,866)	75,597
(ii) per share	(0.03)	(0.04)	0.00
Total assets	17,232,810	2,506,384	818,507
Total other financial liabilities (non-cash)	992,017	1,613,526	61,077
Cash dividends declared per-share	Nil	Nil	Nil

For the 2015 fiscal year, revenue increased substantially by 234% compared to fiscal 2014. The net loss of $3,118,001 is mainly attributed to increased salaries and compensation and campaign infrastructure expenses. The Company incurred total operating costs of $17,675,984 in fiscal 2015. Salaries and compensation of $7,450,658 and campaign infrastructure of $5,367,648 represented the two largest components of the total operating costs in fiscal 2015. The total other financial liabilities represent a non-cash derivative liability and non-cash acquisition consideration payable in equity.

For the 2014 fiscal year, revenue increased substantially by 309% compared to fiscal 2013. The net loss of $2,564,866 is mainly attributed to the increased salaries and compensation, increased campaign infrastructure expenses and the non-cash loss from the change in the fair value of derivative liability. The Company incurred total operating costs of $4,850,879 in fiscal 2014. Salaries and compensation of $1,573,933 and Campaign infrastructure of $2,431,221 represented the two largest components of the total operating costs in fiscal 2014. The total long-term financial liabilities represent a non-cash derivative liability.

For the 2013 fiscal year, revenue increased substantially by 70% compared to fiscal 2012. The net income of $75,597 is mainly attributed to the non-cash gain from the change in the fair value of derivative liability. The Company incurred total operating costs of $1,701,299 in fiscal 2013. Salaries and compensation of $1,098,609 represented the largest component of the total operating costs in fiscal 2013. The total long-term financial liabilities represent a non-cash derivative liability.

Future Growth

The information in this section is forward-looking and should be read in conjunction with the section below entitled “CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS”.

Based on sustaining continuous annualized growth since the public offering and executing against a successful acquisition strategy, management believes the business is in a strong position today and is poised to continue its rapid pace of growth well into 2016. Key reasons supporting management’s belief include the strong performance of the company over the course of the past year; the substantial increase in the aggregate of sales bookings and sales revenues; the integration of its two acquisitions; the high quality talent that has been added and the addition of long term revenue streams.

In addition, with the continued development of the Company’s promotion platform and its components, the launch of three new solutions lines (loyalty for multichannel brands, rebates and data analytics), repeat business from large global brands, an increasing number of Fortune 500 customers directly approaching the company for its solutions, and opportunities for the company to make strategic acquisitions, management believes it is in a very strong position to further penetrate the promotions marketing industry not only in the United States of America but also globally.

The promotions marketing industry is a large industry (estimated to be worth $80 billion annually in North America) and will continue to represent a key focus area for the Company. In addition to the $80 billion promotions marketing industry1, management believes its solutions are increasingly positioning it to capture additional share in the $500 billion global advertising market2. The purchase level data that it is collecting through the loyalty, receipt and rebate solutions allows the Company to help brands better plan all of their advertising spend (not just promotions).

Management believes that the Company is well poised for rapid growth for a variety of reasons:

1.

Continued product innovation in the existing platform

2.

The launch of new solutions lines including Enterprise Loyalty for Brands, the newly expanded Rewards Platform (post the acquisition of Hip Digital Media), Smarter Rebates and Data Analytics

3.

Multiplier effect of the current organic business model

4.

Effect of recruiting a sales force and attendance at additional industry events

5.

Global deployments with and without regional partners

6.

Increasing requests for long term licensing and services contracts

7.

Higher acceptance and adoption of the company’s solutions by marketing professionals

8.

Opportunities to merge and/or acquire complimentary companies

1. Continued Product Innovation to the Existing Platform

The Company has developed components within its platform that span the marketing funnel. In particular, the company is seeing significant traction with SnippCheck, its mobile receipt processing solution. SnippCheck is a unique product offering in that it was one of the pioneers in the space of receipt processing and purchase validation. Today, SnippCheck is the market leader for receipt-based purchase validation promotion programs, having powered several hundred programs for leading Fortune 500 brands and world-class agencies and partners, with 99% of all households in the United States now exposed to our programs.

The solution is highly customizable, flexible and extensible and can easily be tailored to meet each client’s unique program needs. Significant promotions activity is tied to purchase, and SnippCheck enables brands to validate consumer purchases for various promotions. Prior to SnippCheck, brands looking to do programs tied to purchase were limited to either code-on-pack solutions, mail-in programs or integrating directly into retailer point-of-sale systems, all of which are cumbersome, expensive, and with their own shortcomings. SnippCheck also serves as an effective engine around which to continue to add promotions-related features and functionality requested by clients. The Company plans to continually build on these components that allow for a closed-loop, single-platform solution for marketers across the path to purchase. The Company has solutions for each component of this path and will continue to launch pieces to further enhance the platform’s capabilities:

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1 Raymond James, Snipp research, AIMIA, Incentive Marketing Organization, eMarketer

2 Magna Global, Paradigm

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A. Activate: Solutions that enable brands to drive awareness and increase engagement with their customers in store, at home or online:

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SnippWin

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Contests & sweepstakes

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Sampling programs

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Mobile Alerts

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Mobile coupons

B. Validate: Solutions that validate consumer actions, both purchase and non-purchase related

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SnippCheck

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Mobile receipt processing

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Purchase promotions

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Mobile coupons

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SnippIR

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Image recognition

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SnippLoyalty

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Punchcard programs

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Popup Programs

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Enterprise loyalty programs for brands

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Enterprise loyalty programs for retailers and services companies

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SnippRebates

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Digital/mobile rebate programs

C. Incentivize: Rewards platform with a variety of different rewards options that clients can choose and use in their programs.

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SnippRewards

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Variety of different pre-configured rewards options

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Physical and digital rewards delivery options

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Fulfillment

Management believes significant opportunities exist in acquiring point solutions that further add or enhance platform capabilities. The Company is constantly evaluating companies that will be complementary to its existing platform and/or allow it to acquire new customer relationships. The promotion market space is highly fragmented and management believes under the right circumstances opportunities exist to consolidate companies in different parts of the promotion marketing eco-system.

2. The Launch of New Solutions Lines

Management defined and launched new solutions lines based on the existing platform and suite of technologies within the Company over the course of the last year. Management believes that each of these new solutions lines will create significant new revenue opportunities for the Company in the future.

A.

SnippLoyalty: In exploring spaces adjacent to its current set of offerings, Management identified enterprise loyalty as a key new area for expansion. Management believes there is significant scope to combine its SnippCheck receipt processing solution with an enterprise loyalty platform to create a unique loyalty platform targeted specifically towards consumer brands. Previously, consumer brands were limited in their ability to launch loyalty programs for much the same reasons that they found doing purchase programs difficult: validating purchase. By combining SnippCheck with an enterprise loyalty platform and extending the solution, brands would be able to have a comprehensive, holistic loyalty solution that would enable them to reward customers for both purchase and non-purchase interactions. Furthermore, the Company would be able to target this solution towards its existing set of customers who were already engaged with the Company for promotions programs, thereby generating evergreen programs with significantly higher ticket sizes. Towards that end, the Company spent time finalizing the acquisition of Swiss Post Solutions Ireland Limited, a loyalty management subsidiary of Post CH Ltd. This acquisition closed in February 2015. With the acquisition and the creation of the new SnippLoyalty solution, Management believes the Company is well-positioned to offer consumer brands in developed markets a unique product offering that meets a key need. Furthermore, SnippLoyalty can also be effectively targeted at retailers and services companies across the globe that are also looking for enterprise level loyalty programs for their customers. The Company has already seen considerable sales success in this space, with both extensions from existing clients and new clients signed on to the platform. More significantly, a majority of the current sales pipeline is for loyalty-related programs.

B.

SnippRewards: With the acquisition of Hip Digital Media, which closed in June 2015, the Company’s reward platform has been significantly strengthened and enhanced. Hip Digital Media had been a market leader in the distribution of digital content incentives for multichannel brand marketing programs. Hip Digital Media had a full-fledged suite of rewards options available to clients, which in addition to digital content included retailer gift cards, movie tickets, magazine subscriptions and many more. The Company plans to leverage the Hip Digital Media rewards platform as the base on which it continues to build and expand its incentives and rewards offerings. Furthermore, the Company plans to tightly integrate the rewards platform with its SnippCheck and SnippLoyalty platforms, thereby strengthening those product offerings and creating a more comprehensive overall solution.

C.

SnippRebates: Towards the end of 2014, the Company launched SnippRebates to target the growing $8bn rebate industry. SnippRebates is designed to reduce costs for manufacturers while providing consumers with a better experience. The Company launched a consumer rebate program in 2014 as well as a trade-based rebate program and expects to continue to build this segment of the product portfolio in the future. The rebate industry is growing every year but is still very traditional, relying on labor-intensive processes involving paper, form filling, manual data entry, telephone support, postage and issuing checks. SnippRebates automates either parts of the process or the entire operation. Over $8 billion is issued back to American households each year through rebate programs, with over 50 percent of the population participating in consumer rebate programs. At the core of SnippRebates is Snipp’s leading purchase validation platform, SnippCheck. While manufacturers have total flexibility on how to configure their rebate program, SnippCheck enables consumers to submit rebate forms and proof of purchase via mobile, email or web uploads, track the status of their rebates, and receive funds electronically, all within 48 hours.

D.

SnippInsights Data Analytics: Through its marketing programs the Company continues to accumulate a vast amount of data about consumers, gaining insights into their demographics, purchase habits, shopping basket data as well as sources of entry into promotions. Because this information is extremely valuable to brands, the company is productizing the data to create analytics solutions to enable brands to better understand customers, behaviors and trends. Furthermore, by tagging the entry mechanism by which a consumer enters a particular promotion, the Company has unique insight into which awareness building channels are most effective for a particular client for a particular program. As a result, we can work with each client to better optimize their promotion spend across those channels.

E.

SnippMedia: There is a need for brands to be able to focus their media spend to drive purchase. Snipp expects to launch a promotions-focused media network with its partners to assist brands in optimizing  their targeting to enable purchase.

3. Multiplier Effect of the Company’s Current Organic Business Model

The company sits at the intersection of three traditional elements in the marketing world that will help it accelerate its business.

a.

Promotion Windows: Large brands across industry categories build their marketing plans around promotion windows. There are over 80 traditional  promotional windows in the year (e.g. New Years Day, Valentine’s Day, Back to School, Thanksgiving, Christmas). These do not include promotion tactics marketers have to take in response to competitive action or declines in sales. In a given year a brand runs multiple promotions to take advantage of the various promotion windows applicable to their product niche, giving the Company multiple opportunities to sell its promotions solutions.

b.

Multi-Brand Nature of Its Clients: The Company continues to receive an increasing amount of interest from Fortune 500 clients across industries as well as leading global marketing and advertising agencies, many of whom belong to the “Big Four” agency holding groups. Snipp is currently executing a number of new and repeat campaigns with such clients who invariably work with Snipp across multiple brands as the relationship expands. Each of these clients has a large portfolio of brands with their own P&L. For confidentiality reasons, specific client names, plans and campaigns cannot be revealed due to the competitive nature in which Snipp’s platform is deployed by its clients to achieve their business objectives. Snipp does however periodically update its website with recent campaigns after they have been launched and where the client has given the company permission to mention its name and/or if the campaign is covered by industry journals that track the space. You can read more about the types of clients and the work done by the company at http://www.snipp.com/clients. Snipp also works with leading global marketing and advertising agencies that serve multiple large brand clients. A majority of the agencies that Snipp currently works with belong to the “Big Four” agency holding companies. Breaking into these multi-brand companies and agencies leads to additional opportunities with multiple brands within the parent company or in the agency portfolio.

c.

Channel Specific Promotions: Brands and agencies plan promotions specifically for different retail channels across their promotion windows. There are numerous retail channels (e.g., Walmart, Target, CVS, Walgreens) and each channel typically has a brand-funded "channel budget." Many large brands run the same promotion across multiple channels at the same time or at different points to maintain the illusion of exclusivity. The Company’s promotion solutions are unique in their ability to target any specific combination of channels, thereby making them very attractive to brands looking to run channel-specific promotions.

The combination of Promotion Windows, Multi-brand Clients/Agencies, and Channel Specific Promotions create significant opportunities for the Company’s continued revenue growth.

4. Effect of Recruiting a Sales Force and Attendance at Further Industry Events

To date, a majority of the Company’s revenue continues to be as a result of clients calling the company based on the reputation of the work done and the relevance of the solutions it has launched over the past two years. The Company’s management is frequently quoted in industry journals and called upon to provide opinions on the effectiveness of various tactics. The Company has undertaken very little outbound marketing and has spent relatively sparely on industry conferences and forums. Management believes that the opportunity to generate business by continuing to build a direct sales force is significant, particularly now that it has a core set of campaigns under its belt. Additionally, as we continue to create new solutions lines that are more finely targeted at specific customer segments and verticals, we have the ability to recruit experienced salespersons with deep expertise and customer contacts in those specific areas, thereby improving on the effectiveness of the sales process.

5. Global deployments (with and without regional partners)

Previously the company had attracted partners in Mexico and Brazil and had its own presence in the Middle East. Management believes that this trend will continue. While the path to monetization is longer with overseas partners, Management believes that a significant opportunity exists internationally. With the purchase of Swiss Post Solutions Ireland, the company has established a beachhead in Europe and has recruited sales staff in the United Kingdom and is working with partners in the region. Furthermore, our client agencies and brands themselves often introduce us to their overseas colleagues with an eye towards launching campaigns in different regions.

6. Increasing requests for long term licensing and services contract revenue

Management has been able to sign long term agreements and MSAs with several key clients (agencies and brands) who were looking to license components of the Snipp platform or lock-in pricing for multiple sets of programs. Management continues to be engaged in such new conversations with multiple agencies and large promotions companies and believes significant opportunities continue to exist to consummate licensing & service deals with these companies over the course of 2016 and beyond. Opportunity also exists to sign deals with international companies, an area where the company is only just exploring sales opportunities.

7. Higher acceptance and adoption of its solutions by marketing professionals

Given the large number of clients that have tested programs and signed deals with the company across industry segments, the tactics and mechanics that Snipp uses to activate, validate and incentivize customers is becoming more mainstream. Consequently, the company believes that its early-adopter clients are increasingly giving way to more traditional clients who would be willing to work with Snipp to help close the loop between advertising and tracking purchases.

8. Opportunities to merge and/or acquire complimentary companies in its space

The Company is uniquely poised to execute a consolidation strategy in the promotion marketing space especially due to the increasing strength of its balance sheet. This segment of the advertising industry is inherently fragmented and poised for an aggregator to consolidate players. The Company has already successfully closed two such acquisitions in 2015. Both acquisitions were financially accretive while also strengthening the Company’s product portfolio and sales operations and have been successfully integrated into the company. The Company is actively looking to do additional such complementary transactions where they strategically fit with the Company’s growth strategy.

Selected Quarterly Financial Information

				1st Quarter Ended March 31, 2016
(a)Revenue				$2,107,430
(b)Net income(loss) for period				($2,838,790)
(c)Net income (loss) per share				($0.03)
	4th Quarter Ended December 31, 2015	3rd Quarter Ended September 30, 2015	2nd Quarter Ended June 30, 2015	1st Quarter Ended March 31, 2015
(a)Revenue	$1,843,570	$3,631,573	$2,709,288	$3,705,800
(b)Net income(loss) for period	($4,707,619)	$63,294	$1,324,508	$201,816
(c)Net income (loss) per share	($0.04)	$0.00	$0.01	$0.00
	4th Quarter Ended December 31, 2014	3rd Quarter Ended September 30, 2014	2nd Quarter Ended June 30, 2014	1st Quarter Ended March 31, 2014
(a)Revenue	$2,003,411	$796,194	$413,358	$349,082
(b)Net income(loss) for period	($2,245,897)	($129,169)	($398,494)	$208,694
(c)Net income (loss) per share	($0.03)	($0.00)	($0.01)	$0.00

The net loss in the first quarter of fiscal 2016 and the fourth quarter of fiscal 2015 is mainly due to salaries and compensation. Also, in the fourth quarter of fiscal 2015, there was a non-cash loss from the change in the fair value of derivative liability. The non-cash loss from the change in the fair value of derivative liability in the fourth quarter of fiscal 2015 was due to a full year adjustment and offsets prior 2015 quarters where positive non-cash gains were recorded from the change in the fair value of derivative liability. The net income for the third quarter of fiscal 2015 is mainly attributed to the Company’s substantial revenue growth as well as the non-cash gain from the change in the fair value of acquisition consideration payable in equity. For the third quarter of fiscal 2014 the Company recognized a net loss. The net income for the second quarter of fiscal 2015 is mainly attributed to the Company’s substantial revenue growth as well as the non-cash gain from the change in the fair value of acquisition consideration payable in equity. The net income in the first quarter of fiscal 2015 is mainly attributed to the non-cash gain from the change in the fair value of derivative liability. The loss in the fourth quarter of fiscal 2014 is mainly attributed to increased salaries and compensation, increased campaign infrastructure expenses and the non-cash loss from the change in the fair value of derivative liability and additional operating expenses incurred while supporting the Company’s growth in sales revenue compared to the fourth quarter of fiscal 2013. The loss in the third quarter of fiscal 2014 is mainly attributed to the non-cash loss from the change in the fair value of derivative liability. The loss in the second quarter of fiscal 2014 is mainly attributed to the non-cash loss from the change in the fair value of derivative liability, foreign exchange loss and additional operating expenses incurred while supporting the Company’s growth in sales revenue compared to the second quarter of the prior year. The gain in the first quarter of fiscal 2014 is mainly attributed to the non-cash gain from the change in the fair value of derivative liability.

Financial Position

The net loss for the quarter ended March 31, 2016 of $2,838,790 after adjustments for non-cash items and changes in other working capital balances, resulted in cash used in operations of $2,429,063. During the quarter ended March 31, 2016, the Company used cash in addition to equipment and intangible assets. This resulted in net cash used in investing activities of $506,757. During the quarter ended March 31, 2016, the Company received proceeds from warrants exercised of $18,231 resulting in net cash provided by financing activities of $18,231. As a result, the Company’s financial position weakened from the opening level of $4,696,617 at the beginning of the period to the period-end level of $1,389,275.

The net income for the quarter ended March 31, 2015 of $201,816 after adjustments for non-cash items and changes in other working capital balances, resulted in cash used in operations of $790,197. During the quarter ended March 31, 2015, the Company used cash in additions to intangible assets and also completed the acquisition of Swiss Post Ireland. This resulted in net cash used in investing activities of $978,503. During the quarter ended March 31, 2015, the Company completed a bought deal private placement financing for gross proceeds of $9,891,982 (C$12,277,500), received proceeds from warrants exercised of $1,105,400 and proceeds from stock options exercised of $7,050 resulting in net cash provided by financing activities of $10,063,274. As a result, the Company’s financial position strengthened from the opening level of $1,529,457 at the beginning of the period to the period-end level of $9,584,340.

Liquidity and Capital Resources

At March 31, 2016, the Company had cash and cash equivalents of $1,389,275 and working capital of $127,109 compared to cash of $4,696,617 and working capital of $3,500,888 at December 31, 2015. The Company completed a $4,124,925 (C$5,250,000) first tranche, a $796,971 (C$1,011,000) second tranche and a $347,449 (C$436,000) third tranche of a non-brokered private placement of up to C$7,000,000 that was announced on April 21, 2016, which management believes will allow the Company to continue its operations for the foreseeable future.

Off Balance Sheet Arrangements

None.

Related Party Transactions

The related parties of the Company are key management personnel and officers. Related party transactions not disclosed elsewhere included in expenses for the three months ended March 31, 2015 and 2014 are salaries and compensation of $537,995 and $282,928, respectively, charged by officers and key management personnel of the Company. At March 31, 2016, $98,222 was due to officers and directors (December 31, 2015 - $557,055).  The amounts due to related parties represent unpaid salaries and compensation and unpaid expenses. The amounts are non-interest bearing, unsecured and have no specified terms of repayment.

Recent accounting pronouncements

IFRS 9 was issued in November 2009 and subsequently amended as part of an ongoing project to replace IAS 39 Financial instruments: Recognition and measurement. The standard introduces new requirements for classifying and measuring financial assets and liabilities. The effective date of IFRS 9 is January 1, 2018. The Company intends to adopt the standard on its effective date and has not yet evaluated the impact on the consolidated financial statements.

In May 2014, the IASB issued IFRS 15, Revenue from Contracts with Customers ("IFRS  15"). IFRS 15 is effective for periods beginning on or after January 1, 2018 and is to be applied retrospectively. IFRS 15 clarifies the principles for recognizing revenue from contracts with customers.  IFRS 15 will also result in enhanced disclosures about revenue, provide guidance for transactions that were not previously addressed comprehensively (i.e.  service revenue and contract modifications) and improve guidance for multiple-element arrangements.  Management is in the process of determining the extent of the impact of adoption of IFRS 15 and the possibility of early adoption.

IFRS 16, “Leases”, will be effective for annual periods beginning on or after January 1, 2019. The most significant change introduced by IFRS 16 is a single lessee accounting model, bringing leases on balance sheet for lessees. Management anticipates that this standard will be adopted in the Company's consolidated financial statements for the year beginning January 1, 2019 and has not yet considered the potential impact of the adoption of IFRS 16.

Financial Instruments

Fair value

Fair value estimates of financial instruments are made at a specific point in time, based on relevant information about financial markets and specific financial instruments. As these estimates are subjective in nature, involving uncertainties and matters of significant judgment, they cannot be determined with precision. Changes in assumptions can significantly affect estimated fair values.

The carrying value of accounts receivable, due to Swiss Post, due to related parties and accounts payable and accrued liabilities approximate their fair value because of the short-term nature of these instruments while cash and marketable securities are valued using a level 1 fair value measurement. The derivative liability and the acquisition consideration are valued using a level 3 fair value measurement.

	March 31, 2016		December 31, 2015
	Carrying Value	Fair Value	Carrying Value	Fair Value
Fair value through profit and loss – assets	$ 1,389,275	$ 1,389,275	$ 4,696,617	$ 4,696,617
Fair value through profit and loss – liabilities	(739,393)	(739,393)	(992,017)	(992,017)
Loans and receivables	2,730,284	2,730,284	2,941,813	2,941,813
Other financial liabilities	(4,364,176)	(4,364,176)	(4,454,909)	(4,454,909)
	$ 984,010	$ 984,010	$ 2,191,504	$ 2,191,504

Financial risk factors

The Company’s risk exposures and the impact on the Company’s financial statements are summarized below.

Credit risk

Financial instruments that potentially subject the Company to a significant concentration of credit risk consist primarily of cash and cash equivalents and accounts receivable. The Company places its cash with major financial institutions to limit risk from cash and cash equivalents. The maximum exposure to credit risk is equal to the fair value or carrying value of the related financial assets. The Company’s receivables consist of amounts due from customers.  Some customers send payment past normal trade terms and in cases where amounts become uncollectible the Company recognizes bad debt expense to write off the uncollectible amounts. At March 31, 2016, the Company had $325,190 (December 31, 201 - $1,038,204) in amounts due from customers greater than 90 days and during fiscal 2015 recognized bad debt expense of $103,903 (2014 - $42,582).

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its obligations as they become due. The Company’s ability to continue as a going concern is dependent on the Company’s ability to receive continued financial support from its stakeholders and, ultimately, on the Company’s ability to generate continued profitable operations.  Management is of the opinion that sufficient working capital is available from its financings and will be obtained from operations to meet the Company's liabilities and commitments as they come due. The Company manages its liquidity risk by forecasting cash flows from operations and anticipating any investing and financing activities. Management and the Board of Directors are actively involved in the review, planning and approval of significant expenditures and commitments.

The application of the going concern concept is dependent on the Company’s ability to receive continued financial support from its stakeholders and, ultimately, on the Company’s ability to generate profitable operations. Management is of the opinion that sufficient working capital is available from its financings and will be obtained from operations to meet the Company's liabilities and commitments as they come due for the next twelve months. These consolidated financial statements do not reflect any adjustments or reclassifications of assets and liabilities which would be necessary if the Company were unable to continue as a going concern. Subsequent to year end, the Company announced a non-brokered private placement; see subsequent events for more information.

Market risk

Market risk is the risk of loss that may arise from changes in market factors such as interest rates, foreign exchange rates and commodity and equity prices. Such fluctuations may be significant.

a)

Interest rate risk

The Company is exposed to interest rate risk to the extent that the cash maintained at financial institutions is subject to a floating rate of interest. The interest rate risks on cash and on the Company’s obligations are not considered significant. A plus or minus 1% change in interest rates would affect profit or loss and comprehensive profit or loss by approximately nil.

b)

Foreign currency risk

The Company is exposed to foreign currency risk on fluctuations related to cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities and amounts due to Swiss Post that are denominated in a foreign currency. As at March 31, 2016, the Company held material amounts of cash and cash equivalents in Canadian currency and considers foreign currency risk high. A plus or minus 1% change in foreign exchange rates would affect profit or loss and comprehensive profit or loss by approximately $5,000. The Company is also exposed to foreign currency risk due to amounts within its subsidiaries that are denominated in other currencies such as the European Euro, British Pound, Swiss Franc, and Indian Rupee. However, since the amounts denominated in these foreign currencies is relatively low, changes in foreign exchange rates in these currencies are considered immaterial.

The following table summarizes the Company’s exposure to the Canadian currency:

	March 31, 2016	December 31, 2015

Cash and cash equivalents	C$ 532,103	C$ 5,388,431
Accounts receivable	281,832	200,293
Deposits, prepaid expenses and other assets	147,854	106,078
Accounts payable and accrued liabilities	(507,791)	(771,052)

Total	C$ 453,998	C$ 4,923,750

RISKS RELATED TO OUR BUSINESS

Limited Operating History

The Company (“Snipp”) has a limited operating history and has limited revenues derived from operations.  Snipp began its business operations in 2007 and did not generate its first commercial revenues until 2008.  Significant expenditures were focused on research and development to create the existing product line.  Snipp's most recent commercial products were only introduced in 2008 and the near-term focus has been in actively developing reference accounts and building sales, marketing and support capabilities.  Snipp's revenue history is as follows:  $nil in 2007; $10,000 in 2008; $153,983 in 2009; $277,771 in 2010; $379,222 in 2011; $511,854 in 2012; $870,420 in 2013; $3,562,045 in 2014 and $11,890,231 in 2015.  As a result of these and other factors, Snipp may not be able to achieve, sustain or increase profitability on an ongoing basis.

Problems Resulting from Rapid Growth

Snipp is pursuing its plan to market its platform throughout Canada, the United States and globally, and will require capital in order to meet these growth plans. There can be no assurances that proceeds from past Financings will enable the Company to meet these growth needs. The plan will place significant demands upon the Company, management, and resources. Besides attracting and maintaining qualified personnel, employees or contractors, the Company expects to require working capital and other financial resources to meet the needs of its planned growth. No assurance exists that the plans will be successful or that these items will be satisfactorily handled, and this may have material adverse consequence on the business of the Company.

Liquidity and Capital Requirements

Snipp faces significant challenges in order to achieve profitability. There can be no assurance that it will be able to maintain adequate liquidity or achieve long-term viability. Snipp’s ability to meet its obligations in the ordinary course of business is dependent upon management and the Board’s ability to establish profitable operations or raise capital, as needed, through public or private debt or equity financing, or other sources of financing to fund operations.

The disruption of the capital markets and the continued decline in economic conditions, amongst other factors, could negatively impact its ability to achieve profitability or raise additional capital when needed.  In order to optimize the growth of the business, Snipp may need to seek to raise additional debt or equity financing.  There can be no assurance that we will be able to identify a source of such financing, or that such financing will be available on terms acceptable to it, if at all.  Moreover, should the opportunity to raise additional capital arise, any additional debt or equity financing could result in significant dilution of the existing holders of Snipp common shares.

Acquisitions or other Business Transactions

Snipp may, when and if the opportunity arises, acquire other products, technologies or businesses involved in activities, or having product lines, that are complementary to its business. Acquisitions involve numerous risks, including difficulties in the assimilation of the operations, technologies and products of the acquired companies, the diversion of management’s attention from other business concerns, risks associated with entering new markets or conducting operations in industry segments in which Snipp has no or limited experience and the potential loss of key employees of the acquired company.  Moreover, there can be no assurances that any anticipated benefits of an acquisition will be realized.  Future acquisitions by Snipp could result in potentially dilutive issuances of equity securities, the use of cash, the incurrence of debt and contingent liabilities, and write-off of acquired research and development costs, all of which could materially adversely affect our financial condition, results of operations and cash flows.

Impact of Advertising and Competition

The promotions marketing industry is very dynamic with new technology and services being introduced by a range of players from larger established companies to start-ups on a frequent basis. Newer technology may render the Company’s technology obsolete which would have a material, adverse effect on its business and results of operations. Snipp will be competing with others offering similar products. If Snipp’s systems and technology fail to achieve or maintain market acceptance, or if new technologies are introduced by competitors that are more favorably received than the Company’s technology, or are more cost-effective or provide legal exclusivity through patents or are otherwise able to render the Company’s technology obsolete, Snipp will experience a decline in demand which will result in lower sales performance and associated reductions in operating profits all of which would negatively affect stock prices for the Company.

Snipp may also be required to collaborate with third parties to develop its products and may not be able to do so on a timely and cost-effective basis, if at all.

Information Technology, Network and Data Security Risks

The business of the Company faces security risks. Any failure to adequately address these risks could have an adverse effect on the business and reputation of the Company. Computer viruses, break-ins, or other security problems could lead to misappropriation of proprietary information and interruptions, delays, or cessation in service to clients.

Reliance on Third Parties

Snipp relies on certain technology services provided to it by third parties, and there can be no assurance that these third party service providers will be available to the Company in the future on acceptable commercial terms or at all. If the Company were to lose one or more of these service providers, it may not be able to replace them in a cost effective manner, or at all. This could harm the business and results of operations of the Company.

Investment in Technological Innovation

If Snipp fails to invest sufficiently in research and product development, its products could become less attractive to potential clients, which could have a material adverse effect on the results of operations and financial condition of the Company.

New Laws or Regulations

A number of laws and regulations may be adopted with respect to mobile phone services covering issues such as user privacy, "indecent" materials, freedom of expression, pricing, content and quality of products and services, taxation, advertising, intellectual property rights and information security. Adoption of any such laws or regulations might impact the ability of Snipp to deliver increasing levels of technological innovation and will likely add to the cost of making its products, which would adversely affect its results of operations.

Retention or Maintenance of Key Personnel

There is no assurance that Snipp can continuously retain or maintain key personnel in a timely manner if the need arises, even though qualified replacements are believed by management to exist. Failure to have adequate personnel may materially harm the ability of the Company to operate.

Conflicts of Interest

Snipp may contract with affiliated parties or other companies or members of management of the Company or companies that members of management own, or control. These persons may obtain compensation and other benefits in transactions relating to Snipp. Certain members of management of the Company will have other minor business activities other than the business of Snipp, but each member of management intends to devote substantially all of their working hours to the Company.  Although management intends to act fairly, there can be no assurance that the Company will not possibly enter into arrangements under terms one could argue are less favorable than what could have been obtained had the Company been dealing with unrelated persons.

Proprietary Rights Could Be Subject to Suits or Claims

No assurance exists that Snipp or any Company with which it transacts business, can or will be successful in pursuing protection of proprietary rights such as business names, logos, marks, ideas, inventions, patents, trademarks, trade secrets and technology which may be acquired over time.  In many cases, governmental registrations may not be available or advisable, considering legalities and expense, and even if registrations are obtained, adverse claims or litigation could occur.

Lack of Control in Transactions

Management of Snipp intends to retain other companies to perform various services, but may not be in a position to control or direct the activities of the parties with whom it transacts business. Success of the Company may be subject to, among other things, the success of such other parties, with each being subject to their own risks.

No Guarantee of Success

Snipp, as well as those companies with which it intends to transact business, have significant business purchases, advertising, and operational plans pending and is/are, therefore, subject to various risks and uncertainties as to the outcome of these plans. No guarantee exists that Snipp, or any company with which it transacts business, will be successful.

Possibility of Significant Fluctuations in Operating Results

Snipp’s revenues and operating results may fluctuate from quarter to quarter and from year to year due to a combination of factors, including, but not limited to: access to funds for working capital and market acceptance of its services.

Revenues and operating results may also fluctuate based upon the number and extent of potential financing activities in the future.  Thus, there can be no assurance that the Company will be able to reach profitability on a quarterly or annual basis.

Snipp has not arranged for any independent market studies to validate the business plan and no outside party has made available results of market research with respect to the extent to which clients are likely to utilize its service or the probable market demand for its services. Plans of the Company for implementing its business strategy and achieving profitability are based upon the experience, judgment and assumptions of our key management personnel, and upon available information concerning the communications and technology industries. If management's assumptions prove to be incorrect, the Company will not be successful in establishing its technology business.

Financial, Political or Economic Conditions

Snipp may be subject to additional risks associated with doing business in foreign countries.

Snipp currently operates within the United States, Canada, the United Kingdom, Ireland, Switzerland and the Middle East, and expects to do business in the future in South America and Asia too.  As a result, it may face significant additional risks associated with doing business in those countries.  In addition to the language barriers, different presentations of financial information, different business practices, and other cultural differences and barriers, ongoing business risks may result from the international political situation, uncertain legal systems and applications of law, prejudice against foreigners, corrupt practices, uncertain economic policies and potential political and economic instability.  In doing business in foreign countries Snipp may also be subject to such risks, including, but  not limited to,  currency  fluctuations,  regulatory problems, punitive tariffs, unstable local tax policies, trade embargoes, expropriation, corporate and personal liability for violations of local laws, possible difficulties in collecting accounts receivable, increased costs of doing business in countries with limited infrastructure, risks related to shipment of raw materials and  finished  goods  across  national  borders and cultural and language  differences.  Snipp also may face competition from local companies which have longer operating histories, greater name recognition, and broader customer relationships and industry alliances in their local markets, and it may be difficult to operate profitably in some markets as a result of such competition.  Foreign economies may differ favorably or unfavorably from the United States economy or Canadian economy in growth of gross national product, rate of inflation, market development, rate of savings, and capital investment, resource self-sufficiency and balance of payments positions, and in other respects.

When doing business in foreign countries, the Company may be subject to uncertainties with respect to those countries' legal system and application of laws, which may impact its ability to enforce agreements and may expose it to lawsuits.

Legal systems in many foreign countries are new, unclear, and continually evolving.  There can be no certainty as to the application of laws and regulations in particular instances.  Many foreign countries do not have a comprehensive system of laws, and the existing regional and local laws are often in conflict and subject to inconsistent interpretation, implementation and enforcement.  New laws and changes to existing laws may occur quickly and sometimes unpredictably.  These factors may limit our ability to enforce agreements with our current and future clients and vendors.  Furthermore, it may expose us to lawsuits by our clients and vendors in which we may not be adequately able to protect ourselves.

When doing business in foreign countries, Snipp may be unable to fully comply with local and regional laws which may expose it to financial risk. When doing business in foreign countries, Snipp may be required to comply with informal laws and trade practices imposed by local and regional government administrators.  Local taxes and other charges may be levied depending on the local needs to tax revenues, and may not be predictable or evenly applied.  These local and regional taxes/charges and governmentally imposed business practices may affect the cost of doing business and may require the Company to constantly modify its business methods to both comply with these local rules and to lessen the financial impact and operational interference of such policies.  In addition, it is often extremely burdensome for businesses operating in foreign countries to comply with some of the local and regional laws and regulations.  Any failure on the part of the Company to maintain compliance with the local laws may result in fines and fees which may substantially impact its cash flow, cause a substantial decrease in revenues, and may affect its ability to continue operation.

RISKS RELATED TO THE COMPANY’S INTELLECTUAL PROPERTY

Protection of Snipp's Intellectual Property

Snipp's products utilize a variety of proprietary rights that are important to its competitive position and success.  Snipp has been protecting its Intellectual Property through trade secrets and copyrights, but to-date not through patenting. Because the Intellectual Property associated with Snipp's technology is evolving and rapidly changing, current intellectual property rights may not adequately protect the Company. The Company may not be successful in securing or maintaining proprietary or future patent protection for the technology used in its systems or services, and protection that is secured may be challenged and possibly lost.  Snipp generally enters into confidentiality or license agreements, and has confidentiality provisions in agreements with Snipp's employees, consultants, strategic partners and clients and controls access to and distribution of its technology, documentation and other proprietary information.  Snipp’s inability to protect its Intellectual Property adequately for these and other reasons could result in weakened demand for its systems or services, which would result in a decline in its revenues and profitability.

Third Party Intellectual Property Rights

The Company could become subject to litigation regarding intellectual property rights that could significantly harm its business.  Snipp’s commercial success will also depend in part on its ability to make and sell its systems and services without infringing on the patents or proprietary rights of third parties.  Competitors, many of whom have substantially greater resources than the Company and have made significant investments in competing technologies or products, may seek to apply for and obtain patents that will prevent, limit or interfere with Snipp's ability to make or sell Snipp's systems or provide Snipp's services.

Subsequent Events:

On April 21, 2016, the Company announced a non-brokered private placement financing (the “Financing”) of up to C$7,000,000 with C$5,250,000 already subscribed and closed as a first tranche (the “First Tranche”). The Financing will be comprised of up to 23,333,334 common shares (“Shares”) at a market price of C$0.30 per Share with the First Tranche representing 17,500,000 Shares. No commissions or finder's fees were paid in connection with the First Tranche. The net proceeds raised through the Financing will be used for product development, sales and marketing and general working capital purposes.

On April 25, 2016, the Company announced the closing of a second tranche corresponding to a non-brokered private placement financing previously announced on April 21, 2016. The second tranche was comprised of 3,370,000 common shares at a price of C$0.30 per share for gross proceeds of C$1,011,000. No commissions or finder's fees were paid in connection with the second tranche.

On April 28, 2016, the Company announced the closing of a third tranche corresponding to a non-brokered private placement financing previously announced on April 21, 2016. The third tranche was comprised of 1,453,334 common shares at a price of C$0.30 per share for gross proceeds of C$436,000. No commissions or finder's fees were paid in connection with the third tranche.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements contained in this report, including, but not limited to statements in the “Description of Business and Overall Performance”, ”Future Growth”, “Liquidity and Capital Resources” and “Previous Financing” sections which may contain the words "may," "will," "likely," "project," "aim," "intend," "plan," "schedule," "forecast," "estimate," "expect," "believe," "anticipate," "should," "would," "could," and similar expressions and statements related to matters that are not historical facts, constitute forward-looking information within the meaning of securities laws. Such forward-looking information, particularly with respect to the Company’s future plans, costs, objectives, or economic performance, reflects what we believe in good faith to be reasonable assumptions, expectations, and intentions, based on information that is currently available. Although we believe these underlying assumptions, expectations, and intentions to be reasonable, forward-looking information is not a guarantee of future performance, and involves risks and uncertainties, many of which are beyond our control and which may cause actual results, events, or actions to differ materially from those expressed or implied in such forward-looking information. These risks and uncertainties include, but are not limited to, changes in demand for and prices for the products of the Company or the materials required to produce those products, labour relations problems, currency and interest rate fluctuations, increased competition and general economic and market factors. The factors and assumptions that were applied in reaching the forward-looking information include, but are not limited to, the following assumptions:

-

Continued demand for mobile marketing solutions;

-

The successful execution of existing and planned projects;

-

General economic and market factors to remain at current levels or become more favourable over time;

-

The ability to retain key personnel and to have the necessary financial resources to continue operations

Although we have attempted to identify and describe above under the headings “RISKS RELATED TO OUR BUSINESS,” and “RISKS RELATED TO THE COMPANY’S INTELLECTUAL PROPERTY” important risks and factors which may cause actual results to differ materially from those described in any forward-looking information including those factors discussed in filings made by us with the Canadian securities regulatory authorities, there may be other risks and factors that cause results, events, or actions to differ materially from those anticipated, estimated, or intended. Accordingly, readers should not place undue reliance on forward-looking information contained in this report. Any forward-looking information contained herein is expressed as of the date of this report and, except as required by law, the Company does not undertake any obligation to update or revise such forward-looking information to reflect subsequent information, events, or circumstances.

Additional Information:

Additional information relating to the Company may be accessed on the System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com.